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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G
                         (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS
        FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
       AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                        (Amendment No. _)


                 SHIRE PHARMACEUTICALS GROUP plc
                        (Name of Issuer)

                Ordinary Shares, nominal value 5p
                 (Title of Class of Securities)

                           82481R106*
                         (CUSIP Number)

                        December 23, 1999
     (Date of Event Which Requires Filing of This Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


        [ ]  Rule 13d-1(b)

        [x]  Rule 13d-1(c)

        [ ]  Rule 13d-1(d)





        *The CUSIP number provided is assigned the American
Depository Shares ("ADSs") representing the Ordinary Shares of the Issuer. The positions reported herein by the Reporting
Persons are held in the form of ADSs.


			  Page 1 of 7

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CUSIP No. 82481R106              SCHEDULE 13G              Page 2 of 7



1   Name Of Reporting Person       YAMANOUCHI PHARMACEUTICAL CO., LTD.

    IRS Identification No. Of Above Person                  13-2971791

2   Check The Appropriate Box If A Member Of A Group          (a)  [x]
                                                              (b)  [ ]
3   SEC USE ONLY

4   Citizenship Or Place Of Organization                         Japan

               5    Sole Voting Power				   -0-
 NUMBER OF
  SHARES
BENEFICIALLY
 OWNED BY
   EACH
 REPORTING
PERSON WITH
               6    Shared Voting Power

                    15,791,706 Ordinary Shares (represented by
                    5,263,902 ADSs)

               7    Sole Dispositive Power                         -0-

               8    Shared Dispositive Power

                    15,791,706 Ordinary Shares (represented by
                    5,263,902 ADSs)

 9   Aggregate Amount Beneficially Owned By Each Reporting Person

     15,791,706 Ordinary Shares (represented by 5,263,902 ADSs)

10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
     Shares                                                        [ ]

11   Percent Of Class Represented By Amount In Row 9              6.5%

12   Type Of Reporting Person                                       HC

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CUSIP No. 82481R106              SCHEDULE 13G              Page 3 of 7


 1    Name Of Reporting Person          YAMANOUCHI GROUP HOLDING, INC.

     IRS Identification No. Of Above Person                 94-3091443

 2   Check The Appropriate Box If A Member Of A Group         (a)  [x]
                                                              (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship Or Place Of Organization                     Delaware

                5     Sole Voting Power				   -0-

  NUMBER OF
   SHARES
BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                6     Shared Voting Power

                      15,791,706 Ordinary Shares (represented by
                      5,263,902 ADSs)

                7     Sole Dispositive Power                       -0-

                8     Shared Dispositive Power

                      15,791,706 Ordinary Shares (represented by
                      5,263,902 ADSs)

9   Aggregate Amount Beneficially Owned By Each Reporting Person

    15,791,706 Ordinary Shares (represented by 5,263,902 ADSs)

10  Check Box If The Aggregate Amount In Row (9) Excludes Certain
    Shares*                                                       [ ]

11  Percent Of Class Represented By Amount In Row 9              6.5%

12  Type Of Reporting Person                                       CO

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CUSIP No. 82481R106              SCHEDULE 13G              Page 4 of 7


Item 1(a).  Name of Issuer.

        Shire Pharmaceuticals Group plc (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

        East Anton
        Andover, Hampshire
        SP10 5RG England

Item 2(a).  Names of Persons Filing.

        Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

        The address of the principal business office of Yamanouchi Pharmaceutical Co., Ltd. ("YPCL") is 3-11, Nihonbashi Honcho 2-Chome, Chuo-ku, Tokyo 103-8411, Japan. The address of the principal business office of Yamanouchi Group Holding, Inc. ("YGHI") is 4747 Willow Road, Pleasanton, California 94588-2740.

Item 2(c).  Citizenship.

        Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

        Ordinary Shares, nominal value 5p ("Ordinary Shares").

Item 2(e).  CUSIP Number.

        82481R106 (American Depository Shares)

Item 3. Type of Reporting Person.

        If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

        Inapplicable.

        If this statement is filed pursuant to Rule 13d-1(c), check this Box. [x]

Item 4. Ownership.

        Reference is made to Items 5-9 and 11 of each of the
cover pages to this Schedule, which Items are incorporated by reference herein.  By virtue of a merger effective as of December
23, 1999 whereby Roberts Pharmaceutical Corporation was merged
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CUSIP No. 82481R106              SCHEDULE 13G              Page 5 of 7


with a subsidiary of the Issuer, YGHI owns 5,263,902 American Depository Shares ("ADSs"), which represent 15,791,706 Ordinary Shares. (Each ADS represents three Ordinary Shares.) As the parent of YGHI, YPCL is also the beneficial owner of such ADSs and Ordinary Shares. According to a press release issued by the Issuer, there were 244,508,268 Shares issued and outstanding immediately after the merger. Accordingly, YPCL and YGHI beneficially own 6.5% of the Ordinary Shares.

Item 5. Ownership of Five Percent or Less of a Class.

        Inapplicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person.

        Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company.

        Inapplicable.

Item 8. Identification and Classification of Members of the
        Group.

        Inapplicable.

Item 9. Notice of Dissolution of Group.

        Inapplicable.

Item 10.    Certification.

        By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 82481R106              SCHEDULE 13G              Page 6 of 7



                            Signature

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 5, 2000.


                               YAMANOUCHI PHARMACEUTICAL CO., LTD.


                               By: /s/ Kaoru Kimura
                               ____________________________
                               Name:   Kaoru Kimura
                               Title:  Managing Director



                               YAMANOUCHI GROUP HOLDING INC.


                               By: /s/Jiro Ichinaka
                               _____________________________
                               Name:   Jiro Ichinaka
                               Title:  Chief Executive Officer

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CUSIP No. 82481R106              SCHEDULE 13G              Page 7 of 7



                            EXHIBIT A

                    JOINT FILING UNDERTAKING

        The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  January 5, 2000.


                               YAMANOUCHI PHARMACEUTICAL CO., LTD.


                               By: /s/ Kaoru Kimura
                               ____________________________
                               Name:   Kaoru Kimura
                               Title:  Managing Director



                               YAMANOUCHI GROUP HOLDING INC.


                               By: /s/Jiro Ichinaka
                               _____________________________
                               Name:   Jiro Ichinaka
                               Title:  Chief Executive Officer